SEC

19005687

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69898

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (MM/DD/YY) AND ENDING December 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VISIONS ANALYSIS LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24 McKinley Avenue
(No. and Street)

Endicott	NY	13760
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C Bender 646.290.7248

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bonadio & Co, LLP

(Name – *if individual, state last, first, middle name*)

171 Sully's Trail	Pittsford	NY	14534
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey Thatcher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VISIONS ANALYSIS LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

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REBECCA S. TRICK
Notary Public in the State of New York
No. 01TR6192522
Qualified in Broome County
My Commission Expires Sept. 2, 2020

Signature

Managing Director
Title

Rebecca S Trick
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VISIONS ANALYSIS LLC
(A Wholly Owned Subsidiary of Visions Federal Credit Union)
Financial Statements and Supplemental Schedules

As of December 31, 2018

(With Supplemental Reports Required by Rule 17a-5)

VISIONS ANALYSIS LLC
(A WHOLLY OWNED SUBSIDIARY OF VISIONS FEDERAL CREDIT UNION)
TABLE OF CONTENTS
DECEMBER 31, 2018

Bonadio & Co., LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 22, 2019

To the Governance Committee:

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Visions Analysis LLC (a New York limited liability company and wholly-owned subsidiary of Visions Federal Credit Union) (the Company) as of December 31, 2018, and the related statements of operations, changes in member's equity, and cash flows for the year ended December 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Visions Analysis LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information
The supplemental information contained in Schedules I-III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I-III are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Visions Analysis LLC's auditor since 2017.

Bonadio & Co., LLP

171 Sully's Trail
Pittsford, New York 14534
p (585) 381-1000
f (585) 381-3131

www.bonadio.com

VISIONS ANALYSIS LLC
(A WHOLLY OWNED SUBSIDIARY OF VISIONS FEDERAL CREDIT UNION)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS	
Cash and cash equivalents	$ 1,677,009
Intangible assets - net	2,182,500
Prepaid expenses	7,971
Other assets	16,424
TOTAL ASSETS	$ 3,883,904
LIABILITIES AND MEMBER'S EQUITY	
Due to Visions Federal Credit Union	$ 194,001
Accounts payable and accrued expenses	130,234
TOTAL LIABILITIES	324,235
Capital	3,805,025
Retained deficit	(245,356)
TOTAL MEMBER'S EQUITY	3,559,669
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 3,883,904

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

VISIONS ANALYSIS LLC
(A WHOLLY OWNED SUBSIDIARY OF VISIONS FEDERAL CREDIT UNION)
STATEMENT OF OPERATIONS
FOR THE YEAR JANUARY 1, 2018 THROUGH DECEMBER 31, 2018

REVENUES	
Advisory fees	$ 1,634,564
Mutual fund	766,958
Variable annuities	533,930
Other income	193,603
TOTAL REVENUES	3,129,055
EXPENSES	
Compensation and benefits	2,333,564
Commission paid to other broker/dealers	15,690
Occupancy and equipment	95,875
Travel and entertainment	37,102
Professional fees	78,250
Regulatory and exchange fees	137,076
Professional and administrative services	105,540
Dues and subscriptions	41,174
Intangible asset amortization	240,000
Other expenses	191,904
TOTAL EXPENSES	3,276,175
NET LOSS	$ (147,120)

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

VISIONS ANALYSIS LLC
(A WHOLLY OWNED SUBSIDIARY OF VISIONS FEDERAL CREDIT UNION)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR JANUARY 1, 2018 THROUGH DECEMBER 31, 2018

	Retained Deficit	Capital	Total
Balance - January 1, 2018	$ (98,236)	$3,805,025	$ 3,706,789
Net Loss	(147,120)	0	(147,120)
Balance - December 31, 2018	$ (245,356)	$3,805,025	$ 3,559,669

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

VISIONS ANALYSIS LLC
(A WHOLLY OWNED SUBSIDIARY OF VISIONS FEDERAL CREDIT UNION)
STATEMENT OF CASH FLOWS
FOR THE YEAR JANUARY 1, 2018 THROUGH DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (147,120)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Decrease in receivable from broker/dealer	16,089
Intangible asset amortization	240,000
Decrease in prepaid expenses	2,740
Increase in other assets	(16,424)
Decrease in due to Visions Federal Credit Union	(4,221)
Increase in accounts payable and accrued expenses	105,853
Net cash provided by operating activities	196,917
CASH FLOWS FROM INVESTING ACTIVITIES:	
Net cash provided by investing activities	0
CASH FLOWS FROM FINANCING ACTIVITIES:	
Net cash used by financing activities	0
NET INCREASE IN CASH AND CASH EQUIVALENTS	196,917
CASH AND CASH EQUIVALENTS:	
Cash and Cash Equivalents - January 1, 2018	1,480,092
Cash and Cash Equivalents - December 31, 2018	$ 1,677,009

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Visions Analysis LLC (the "Company") a New York limited liability company is registered as a limited-purpose securities broker-dealer with the Securities and Exchange Commission ("SEC"), pursuant to Section 15 of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is a wholly-owned subsidiary of Visions Federal Credit Union (the Credit Union). The Company was originally incorporated in 2016 with operations as a limited-purpose securities broker-dealer beginning on August 25, 2017. The Company was established by the Credit Union to provide investment management, financial planning, and insurance solutions to Credit Union members and non-members located across upstate New York, northern and central Pennsylvania, and northern New Jersey.

The Company is a non-carrying broker-dealer and conducts a general securities business, operating under the provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3 and, accordingly, is exempt from the remaining provisions of that rule.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of funds due from banks, which, at times, may exceed federally insured limits. Amounts due from these financial institutions exceeded federally insured limits on December 31, 2018. All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

The Company has not experienced any losses related to cash and cash equivalents, and believes it is not exposed to any significant credit risk with respect to these balances.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

The Company's customers' securities transactions are executed by LPL Financial, an unaffiliated entity and a registered clearing broker-dealer, which compensates the Company for each sale based upon a contractual commission schedule. This other broker-dealer carries all the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions.

Fair Value of Financial Instruments

Financial instruments including accounts payable and accrued expenses, are carried at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.* Fair value of these instruments approximates historical cost.

Revenue from Contracts with Customers

The Company adopted Accounting Standard Update ("ASU") 2014-09 *Revenue from Contracts with* Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope. The majority of the Company's revenues come from commission revenue and fees related primarily to the sale of investment services and products (identified as Revenue from Advisory fees, Mutual fund, Variable annuities, and Other income on the Statement of Operations). These services and products are offered to customers through LPL Financial. Revenues are recorded on the settlement date, defined as the date that LPL Financial records each transaction which does not differ materially from a trade date basis.

Intangible Assets

Intangible assets with finite lives continue to be amortized over their estimated useful lives and are periodically reviewed to ensure that no conditions exist, indicating that the carrying amount of intangible assets is not recoverable. Intangible assets are stated at cost less accumulated amortization.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company has elected to be taxed as a Limited Liability Corporation (LLC), which provides that the LLC passes on all income and expenses to its sole member, the Credit Union, to be taxed at the member level. The Credit Union is a federally chartered credit union with the National Credit Union Administration, and as such, is exempt from federal and state income taxes in accordance with Section 122 of the Federal Credit Union Act. The Company's position that it has complied with the requirements to be an LLC is a tax position. At December 31, 2018, management has determined that the Company has no uncertain tax positions.

NOTE 3 – REVENUE FROM CONTRACTS WITH CUSTOMERS

On January 1, 2018, the Company adopted ASU 2014-09, "*Revenue from Contracts with Customers (Topic 606)*", and all subsequent amendments. The implementation of the new standard had no impact on the measurement, timing, or recognition of revenue.

Commissions
The Company acts as an agent for LPL Financial that provides investment services and products to customers. Upon the settlement date, which is the completion of a sale of investment services or products to a customer, the Company receives a commission from LPL Financial. The performance obligation to LPL Financial is satisfied and commission income is recognized at that point in time.

The following table presents revenue by major source and disaggregated by the type of investment services or products for the year ended December 31, 2018:

Revenue from contracts with customers	
Commissions	
Advisory fees	$1,634,564
Mutual fund	766,958
Variable annuities	533,930
Other income from commissions	82,811
Total commissions revenue	$3,018,263

NOTE 4 – INTANGIBLE ASSETS

Intangible assets, net of amortization, consisted of the following at December 31, 2018:

Customer list	$1,880,000
Deposit on future acquisition	302,500
Total	$2,182,500

At December 31, 2018 the gross carrying value of customer list was $2,200,000 and accumulated amortization was $320,000. Amortization expense is computed using a straight-line method based on estimated duration of customer relationship, currently estimated as 9 years, and was $240,000 for the year ended December 31, 2018. Amortization is expected to be $240,000 annually through October 2026. Also see Note 6.

At December 31, 2018, the gross carrying value of deposit on future acquisition was $302,500. The intangible asset represents a 10% down payment for the right to purchase the securities accounts and all related books, records, notes, memoranda, and papers serviced by Glen Wood and Glen Wood Financial Group, Inc. The intangible asset is tested for impairment each year and will not be amortized at least until the purchase is consummated. Also see Note 9.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company has an outstanding obligation to LPL Financial of $12,500 for the year ended December 31, 2018. The obligation is in connection with the hiring of an LPL representative where the Company and LPL Financial entered into an agreement, on March 2, 2018, where LPL Financial paid $75,000 to the Company. The lump sum payment replaced lost revenue and fees related to the representative's transition to the Company and LPL Financial. The terms of the agreement state that the Company will refund a pro rata amount of the lump sum payment if the representative's employment is terminated. The pro rata refund is forgiven in an amount of 1/12 ($6,250) per month for a one-year period. The Company recognized $62,500 of other income for the year ended December 31, 2018 related to this arrangement. It is expected that the remaining balance of $12,500 will be forgiven and recorded as income in 2019.

NOTE 5 - COMMITMENTS AND CONTINGENCIES (continued)

The Company is involved in customer disputes in the normal course of its securities business.

Management of the Company, after consultation with outside legal counsel, believes that it is premature to determine whether the resolution of any disputes will result in any material adverse effect on the Company's financial position.

The Company did not settle any legal claims in 2018.

NOTE 6 - RELATED PARTY TRANSACTIONS

Pursuant to an agreement between the parties, the Credit Union transferred an intangible asset to the Company after the Company was approved as a limited purpose broker-dealer. The intangible asset originated in 2016 with the Credit Union's purchase of the securities accounts and all related books, records, notes, memoranda, and papers, serviced by an unrelated financial services business, O'Connor Investments. The purchase was executed on October 27, 2017 for $2,200,000.

Pursuant to agreements between the parties, the Company is charged by the Credit Union for certain expense allocations, including professional and administrative services of $105,540 and the cost of office space of $45,840 for the year ended December 31, 2018.

Pursuant to agreements between the parties, the Credit Union provides bill payment services on behalf of the Company. The Credit Union funds and pays obligations such as, salaries, benefits, regulatory fees, operating expenses, and other miscellaneous expenses of the Company, offsetting an intercompany payable account. The Company records expenses in the current period offsetting a similar intercompany payable account. The Company reimburses the Credit Union the month following payment by the Credit Union. The amount of net intercompany payable was $194,001 at December 31, 2018. The Company paid the Credit Union a total of approximately $2,800,000 during the year ending December 31, 2018.

The Company's qualifying personnel are covered under a defined benefit retirement plan and post-retirement medical benefit plan sponsored by the Credit Union. The Company was allocated net expenses of $93,291 for the year ended December 31, 2018.

NOTE 6 - RELATED PARTY TRANSACTIONS (continued)

Pursuant to an agreement between the parties, the Credit Union transferred $48,292 of revenue to the Company, which is included in other income on the statement of operations that resulted from principal forgiveness on a loan that the Credit Union received from LPL Financial. LPL Financial paid $241,457 on November 14, 2016 to the Credit Union, in the form of a 5-year loan, to replace lost revenue and fees related to the Credit Union's purchase and transition of securities accounts from an unrelated financial services firm. Principal owed on the loan is forgiven on the loan's anniversary date and recorded as revenue.

NOTE 7 - EMPLOYEE BENEFITS

Defined Benefit Plan
The Credit Union has a noncontributory defined benefit retirement plan covering substantially all its and the Company's employees. The benefits are based on final average salary and years of credited service. The net effect of the Company's participation in the Credit Union's defined benefit plan was net income of $543 for the year ended December 31, 2018.

Defined Contribution Plan
The Credit Union has a voluntary 401(k) Deferred Compensation Plan for eligible employees including the Company's employees. A participant may defer any percentage of gross salary up to $18,500 per year. If age 50 or older, a participant may defer an additional $6,000 per year. Participant deferrals are matched by the Company in an amount of 1% to 3.5%, which vests according to years of service. Total contributions by the Company was $61,338 for the year ended December 31, 2018 and included in Compensation and benefits on the Statement of Operations.

409(a) Plan
Deferred Compensation Plan – The Company has a non-qualified deferred compensation plan for qualified employees. The Company does not contribute to this plan. The deferred compensation accounts are shown as both assets and liabilities on the Company's financial statements and are available to creditors in the event of the Company's liquidation. The balance of the deferred compensation assets is $16,424 and the deferred compensation payable is $16,424 for the year ended December 31, 2018. These accounts are included in Other assets and Accounts payable and accrued expenses on the Statement of Financial Condition.

NOTE 7 - EMPLOYEE BENEFITS (continued)

Post-Retirement Medical Benefit Plan

The Credit Union has a post-retirement medical benefits plan that is offered to substantially all its and the Company's employees provided the employee is at least 55 years of age and has obtained fifteen years of credited service upon retirement. The medical plan is contributory, with retirees reimbursing the Credit Union for a portion of the medical services provided. The medical plan is not funded. The Credit Union has the right to terminate or amend the medical plan at any time. The Company was allocated expenses of $93,834 for the year ended December 31, 2018.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2018 the Company's net capital was $1,352,774 which was $1,331,158 in excess of its required net capital of $21,616. The Company's aggregate indebtedness to net capital ratio was 0.24 to 1.

NOTE 9 – SUBSEQUENT EVENTS

On January 16, 2019 the Company amended an agreement to purchase the goodwill, business books, records, notes, memoranda, and papers associated with the securities accounts serviced by Glen Wood and Glen Wood Financial Group, Inc. ("Wood") at a closing date no later than January 1, 2020. The agreement establishes a base purchase price of $850,000 plus an additional incentive amount equal to 10% of the amount by which Wood's gross revenue for the most recent 12-month period preceding the closing date exceeds $1,500,000. An estimate of the incentive cannot be made. The agreement establishes a payment of $2,175,000 for the personal goodwill of Wood at the closing date. The agreement includes a provision for consulting agreements to be executed on the closing date between the Company and Glen R. Wood and Diane H. Wood (individually) that continues until December 31, 2023 for a monthly fee of $10,000 per consultant. Also see Note 4 for discussion of deposit paid related to this purchase agreement.

SUPPLEMENTARY INFORMATION PURSUANT TO
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

VISIONS ANALYSIS LLC
(A WHOLLY OWNED SUBSIDIARY OF VISIONS FEDERAL CREDIT UNION)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

NET CAPITAL:		
Member's equity		$ 3,559,669
Less: non-allowable assets		
Intangible assets	$ 2,182,500	
Prepaid expenses and other assets	24,395	
		2,206,895
Net capital before haircuts on securities positions		1,352,774
Less: Haircuts and exempted securities		0
NET CAPITAL		$ 1,352,774
AGGREGATE INDEBTEDNESS		$ 324,235
MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness)		$ 21,616
MINIMUM NET CAPITAL DOLLAR REQUIREMENT		$ 5,000
MINIMUM NET CAPITAL REQUIRED		$ 21,616
EXCESS NET CAPITAL ($1,352,774 - $21,616)		$ 1,331,158
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$ 324,235 / $ 1,352,774	23.97%

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

VISIONS ANALYSIS LLC
(A WHOLLY OWNED SUBSIDIARY OF VISIONS FEDERAL CREDIT UNION)
SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL
UNDER RULE 17a-5(d)(2) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

NET CAPITAL, as reported in Company's Part II-A Focus Report (Unaudited)		$ 1,352,774
Increases:	0	0
Decreases:	0	0
NET CAPITAL, as reported in the Company's supplement schedule to the audited financial statements		$ 1,352,774

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

VISIONS ANALYSIS LLC
(A WHOLLY OWNED SUBSIDIARY OF VISIONS FEDERAL CREDIT UNION)
SCHEDULE III
INFORMATION RELATING TO RESERVE REQUIREMENTS FOR BROKER/ DEALERS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2018

The Company claims an exemption from the provisions of Rule 15c3-3 under paragraph (k)(2)(i). Accordingly, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" under such rule have not been prepared.

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

Bonadio & Co., LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 22, 2019

To the Governance Committee:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Visions Analysis LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Bonadio & Co., LLP

171 Sully's Trail
Pittsford, New York 14534
p (585) 381-1000
f (585) 381-3131

www.bonadio.com

Visions Analysis LLC
24 McKinley Ave., Endicott, NY 13760

Exemption Report

Visions Analysis LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provision") and (2) the Company met the exemption provision throughout the year ended January 1, 2018 to December 31, 2018 without exception.

Visions Analysis LLC

Jeffrey Thatcher
Managing Director

February 22, 2019